SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                       (Amendment No. ___________)1

                           Greg Manning Auctions, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    563823103
                   -----------------------------------
                                 (CUSIP Number)

                             Michael A. Varet, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250

---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                October 29, 1998
                --------------------------------------------
              (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  699004107                13D                   Page 2 of 7 Pages

---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Leon H. Liebman
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                  | |
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       975,000

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       N/A
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        975,000
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 N/A
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     975,000
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                   | |
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
---------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.    Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Greg Manning Auctions, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 775 Passaic Avenue, West Caldwell, New Jersey 07006.


Item 2.    Identity and Background.

      The person filing this Statement is Leon H. Liebman (the "Reporting Person"). The Reporting Person is an individual who is a citizen of the United States of America. The principal business of the Reporting Person is acting as a business consultant and private investor. The address of the Reporting Person is Two Neville Terrace, London SW7 3AT, England. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration.

      The source of funds used in making the purchase of 200,000 shares of Common Stock described herein was the Reporting Person's personal funds. The aggregate amount of the purchase price was $500,000 for the 200,000 shares of Common Stock purchased pursuant to the agreement described in Items 5(c)(ii) and 6(b) below. The consideration for the 750,000 shares of Common Stock acquired pursuant to the agreement described in Items 5(c)(i) and 6(a) was 15,100 shares of Common Stock of Teletrade, Inc., a Delaware corporation.


Item 4.    Purpose of the Transaction.

      The acquisition of the Common Stock of the Issuer was made by the Reporting Person for investment purposes only. The Reporting Person does not have any plans or proposals which relate to or would relate to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above, other than that pursuant to the terms of the Stock Purchase Agreement described in Item 5(c)(i) below, the Reporting Person and another individual designated by him have each been elected to the Issuer's Board of Directors.


Item 5.    Interest in Securities of the Issuer.

      (a) The Reporting Person holds beneficial ownership of 975,000 shares of Common Stock, constituting approximately 16.9% of the issued and outstanding shares of Common Stock. The number of issued and outstanding shares of Common Stock upon which the foregoing percentages were based was supplied by the Issuer as of the filing date hereof.

      (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by him.

      (c) Within the past sixty days, the following transactions in the Common Stock were effected by the Reporting Person:

           (i) On October 29, 1998, the Reporting Person acquired 750,000 shares of Common Stock in a private transaction in exchange for 15,100 shares of the stock of Teletrade, Inc., a Delaware corporation, which was at the time privately owned by the Reporting Person and two other individuals. The shares were acquired pursuant to a Stock Purchase Agreement, dated October 29, 1998, between the Issuer, the Reporting Person, Bernard Rome and Richard F. Makely (the "Stock Purchase Agreement"). See Item 6.

           (ii) On October 29, 1998, the Reporting Person purchased 200,000 shares of Common Stock at a price of $2.50 per share directly from the Issuer pursuant to a Stock Purchase Agreement dated October 29, 1998, between the Issuer and the Reporting Person. See Item 6.

      (d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock which are the subject of this filing.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      (a) Pursuant to a Stock Purchase Agreement dated October 29, 1998, between the Reporting Person, Richard F. Makely and Bernard Rome (the "Sellers"), and the Issuer ("Purchaser"), the Sellers sold to the Purchaser all of the outstanding shares of Teletrade, Inc., a Delaware corporation. As consideration for the sale of his shares of Teletrade, Inc., the Reporting Person received 750,000 shares of Common Stock and a Promissory Note in the amount of $150,000 payable not later than one year from the Closing under such Stock Purchase Agreement. Under the terms of such Stock Purchase Agreement, the Issuer has agreed to use its reasonable efforts to cause the election of the Reporting Person and another individual designated by him to the Issuer's Board of Directors.

      (b) By an Investment Agreement dated October 29, 1998, between the Issuer and the Reporting Person, the Issuer subscribed for 200,000 shares of Common Stock at a price of $2.50 per share.

      (c) In connection with the two agreements referred to in paragraphs (a) and (b) above, the Reporting Person and the Issuer also entered into a Registration Rights Agreement dated October 29, 1998, pursuant to which the Issuer has agreed to register all of the shares of Common Stock acquired by the Reporting Person pursuant to the two agreements referred to paragraphs (a) and
(b) above under certain circumstances defined in the Registration Rights Agreement.


Item 7.    Material to be Filed as Exhibits.

           Exhibit                        Description
           -------                        -----------

             7.1               Power of Attorney authorizing
                               certain persons to file Schedule 13D
                               on behalf of the Reporting Person

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Leon H. Liebman


Dated:   October 30, 1998                 By:   /s/ Michael A. Varet
                                               -------------------
                                              Michael A. Varet
                                              Attorney-in-Fact

                                                        Exhibit 7.1
                                                        -----------


                         POWER OF ATTORNEY



      The undersigned, hereby constitutes and appoints Michael A. Varet and Alycia M. Vivona, or each of them acting separately, as his agents and attorneys-in-fact to prepare and file on his behalf a Schedule 13D with respect to his acquisition and ownership of shares of Greg Manning Auctions, Inc., a New York corporation, and any amendments that may be required thereto.



Dated:   October 21, 1998                 /s/ Leon H.Liebman
                                          -------------------------
                                               Leon H. Liebman